UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 3)*
tronc, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
89703P107
(CUSIP Number(s))
Merrick Media, LLC 180 N. Stetson Avenue, Suite 3500 Chicago, Illinois 60601 (312) 994-9494
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 13, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d‑1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89703P107

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Merrick Media, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	☐
(b)	☐

3. SEC Use Only

4. Source of Funds (See Instructions):	OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6. Citizenship or Place of Organization:	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:	0

8. Shared Voting Power:	5,220,000 shares

9. Sole Dispositive Power:	0

10. Shared Dispositive Power:	5,220,000 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person:	5,220,000 shares

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13. Percent of Class Represented by Amount in Row (11):	14.62%

14. Type of Reporting Person (See Instructions):
OO

2

CUSIP No.	89703P107

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Merrick Venture Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	☐
(b)	☐

3. SEC Use Only

4. Source of Funds (See Instructions):	WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6. Citizenship or Place of Organization:	Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:	0

8. Shared Voting Power:	9,047,788 shares

9. Sole Dispositive Power:	0

10. Shared Dispositive Power:	9,047,788 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person:	9,047,788 shares

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13. Percent of Class Represented by Amount in Row (11):	25.34%

14. Type of Reporting Person (See Instructions):
OO

3

CUSIP No.	89703P107

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Michael W. Ferro, Jr.

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	☐
(b)	☐

3. SEC Use Only

4. Source of Funds (See Instructions):	PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6. Citizenship or Place of Organization:	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:	0

8. Shared Voting Power:	9,071,529 shares

9. Sole Dispositive Power:	0

10. Shared Dispositive Power:	9,071,529 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person:	9,071,529 shares

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13. Percent of Class Represented by Amount in Row (11):	25.41%

14. Type of Reporting Person (See Instructions):
IN

4

Item 1. Security and Issuer
This Amendment No. 3 (“Amendment No. 3”) hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 12, 2016, as amended to date (the “Schedule 13D”), relating to the common stock, par value $0.01 (the “Common Stock”), of tronc, Inc. (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.  Except as amended or supplemented hereby, the information set forth in the Schedule 13D remains unchanged.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby supplemented with the following information:
On April 13, 2018, Merrick Media, LLC (“Media Seller”), Merrick Venture Management, LLC (“Venture Seller”) and Michael W. Ferro, Jr. (“MWF,” together with Media Seller and Venture Seller, individually, each a “Seller Party,” and collectively, the “Seller Parties”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with McCormick Media LLC (“Buyer”), pursuant to which the Seller Parties agreed to sell an aggregate of 9,071,529 shares of Common Stock (the "Shares") at a price of $23.00 per share.
The transaction contemplated by the Securities Purchase Agreement remains subject to certain closing conditions, including any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if applicable. Closing of the transaction is expected to occur on or before May 15, 2018.  From the date of the Securities Purchase Agreement through the earlier of the closing date of the sale of the Shares to Buyer ("Closing Date") and the date the Securities Purchase Agreement is terminated, each of the Selling Parties have ageed not to vote the Shares without the consent of Buyer, and each of the Seller Parties has agreed to grant on the Closing Date a proxy with respect to the Shares to be voted at the Company’s 2018 Annual Meeting of Shareholders.
The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.
Any further actions the Reporting Persons might undertake with respect to the Common Stock may be made at any time and from time to time without prior notice and will be dependent upon the Seller Parties’ review of numerous factors, including the agreed upon actions as stated in the Securities Purchase Agreement.
Item 5. Interest in Securities of the Issuer
The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) The Reporting Persons directly own 9,071,529 Shares, which represent 25.41% of the Issuer’s total Shares outstanding.  Percentage ownership in this Schedule 13D is based upon a total of 35,702,740 Shares outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K filed on March 16, 2018.
(b) Except as provided in the Securities Purchase Agreement, Media Seller has sole voting power and investment control with respect to the 5,220,000 Shares it owns.  Venture Seller has sole voting power and investment control with respect to the 3,827,788 Shares it owns.  MWF is the manager of Venture Seller, which is the sole manager of Media Seller.  As a result, MWF has sole voting and dispositive power over the Shares owned by Venture Seller and Venture Seller and MWF have sole voting and dispositive power over the Shares owned by Media Seller.  In addition, MWF directly owns 23,741 Shares.  MWF, by virtue of his relationship to Venture Seller, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Venture Seller directly beneficially owns.  Venture Seller and MWF, by virtue of their relationship to Media Seller, may be deemed to indirectly beneficially own (as that term is defined in Rule l3d-3 under the Act) the Shares which Media Seller directly beneficially owns.  MWF disclaims beneficial ownership of the Shares, except to the extent of his pecuniary interests therein.
(c) Other than as disclosed in Item 4 above, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days, except for an acquisition of 23,741 shares of Common Stock by MWF pursuant to the settlement on March 18, 2018 of previously vested stock units and the forfeiture of an unvested restricted stock award of 450,000 shares upon MWF's retirement from the  board of directors of the Company on March 18, 2018.
(d) Pursuant to the terms of the Securities Purchase Agreement, Buyer has the right to receive any dividends with respect to the Shares with record date(s) at any time at or after the date of the Securities Purchase Agreement and on or prior to the Closing Date.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby supplemented with the following information:
Item 4 summarizes certain provisions of the Securities Purchase Agreement and is incorporated herein by reference. A copy of the Securities Purchase Agreement is attached as an exhibit to this Schedule 13D, and incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
EXHIBIT	DESCRIPTION
7	Securities Purchase Agreement, dated April 13, 2018, among Merrick Media, LLC, Merrick Venture Management, LLC, Michael W. Ferro, Jr. and McCormick Media LLC

5

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
MERRICK MEDIA, LLC By: MERRICK VENTURE MANAGEMENT, LLC ITS: SOLE MANAGER By: /s/ Michael W. Ferro, Jr. Name: Michael W. Ferro, Jr. Its: Manager
MERRICK VENTURE MANAGEMENT, LLC By: /s/ Michael W. Ferro, Jr. Name: Michael W. Ferro, Jr. Its: Manager
MICHAEL W. FERRO, JR. By: /s/ Michael W. Ferro, Jr.

6

EXHIBIT 7

SECURITIES PURCHASE AGREEMENT
by and among
MERRICK MEDIA, LLC,
MERRICK VENTURE MANAGEMENT, LLC,
MICHAEL W. FERRO, JR.
And
MCCORMICK MEDIA LLC
Dated as of
 April 13, 2018

TABLE OF CONTENTS
(continued)
Page

1.	Definitions.
2.	Purchase and Sale of Stock
2.1	Sale of Shares
2.2	Payment of Purchase Price
2.3	Adjustments
2.4	Withholding Rights
2.5	Closing
2.6	Closing Deliveries. At the Closing
3.	Representations and Warranties of the Seller Parties
3.1	Ownership
3.2	Organization, Good Standing and Qualification
3.3	Authorization; Enforceable Agreement
3.4	No Standstill Agreement
3.5	Litigation
3.6	Governmental Consents
3.7	Valid Sale of Shares; Title
3.8	Non-Contravention
3.9	Brokers
4.	Representations and Warranties of the Buyer
4.1	Private Transaction
4.2	Organization
4.3	Power and Authority
4.4	Authorization; Enforceability
4.5	No Default or Violation
4.6	Legal Proceedings; Orders
4.7	Consents and Approvals
4.8	Broker’s or Finder’s Fee
4.9	Financial Capability
4.10	Independent Investigation; Company Information
4.11	No Other Representations
5.	Conditions
5.1	Conditions to the Obligations of Each Party
5.2	Conditions to the Buyer’s Obligations at Closing
5.3	Conditions to the Seller Parties Obligations at Closing
6.	Covenants
6.1	Efforts and Cooperation
6.2	Antitrust Laws
6.3	New Shares; Pledges; Voting.
6.4	Financing
7.	Publicity

ii

TABLE OF CONTENTS
(continued)
Page

8.	Termination and Abandonment
8.1	Termination
8.2	Effect of Termination
9.	Miscellaneous.
9.1	Governing Law
9.2	Submission to Jurisdiction; Venue; Waiver of Trial by Jury
9.3	Enforcement of Agreement
9.4	Successors and Assigns
9.5	No Third Party Beneficiaries
9.6	Entire Agreement
9.7	Notices, Etc
9.8	Delays or Omissions
9.9	Expenses
9.10	Amendments and Waivers
9.11	Counterparts
9.12	Severability
9.13	Titles and Subtitles
9.14	Joint and Several Liability
9.15	Non-Parties Not Liable
9.16	Rules of Construction

ii

SECURITIES PURCHASE AGREEMENT
This SECURITIES PURCHASE AGREEMENT (this “Agreement”) is made as of April 13, 2018, by and among MERRICK MEDIA, LLC, a Delaware limited liability company (“Media Seller”), MERRICK VENTURE MANAGEMENT, LLC, an Illinois limited liability company (“Venture Seller”), and MICHAEL W. FERRO, JR. (“MWF”, together with Media Seller and Venture Seller, individually each is a “Seller Party”, and collectively, they are the “Seller Parties”), and MCCORMICK MEDIA  LLC, a Delaware limited liability company (“Buyer”).  Each of the Seller Parties and Buyer are sometimes referred to herein, individually, as a “Party”, and collectively, as the “Parties”.
W I T N E S S E T H:
WHEREAS, the Seller Parties desire to sell to the Buyer, and the Buyer desires to purchase from the Seller Parties, all shares of capital stock and other equity securities of tronc, Inc., a Delaware corporation (the “Company”), which the Seller Parties and their respective Affiliates own of record or beneficially (the “Shares”), on the terms and conditions contained herein;
WHEREAS, in connection with such sale and purchase, the Seller Parties, on the one hand, and Buyer on the other hand, are willing to make certain representations and warranties and agree to observe certain covenants set forth herein for the benefit of the other Parties, as applicable, and the other applicable Parties will rely on such representations, warranties and covenants as a material inducement to entering in to such sale and purchase;
NOW THEREFORE, in consideration of the premises and of the respective representations, warranties, covenants and conditions contained herein, the Parties agree as follows:
1. Definitions.
The following terms shall have the respective meanings for all purposes of this Agreement:
“Affiliate” shall mean (a) with respect to any Person, any Person controlling, controlled by or under common control with such Person; and (b) with respect to an individual, it also includes any immediate family member of such individual, whether by blood or marriage (including spouses, children, parents and siblings).  For purposes of this definition, “control” (including “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of securities, partnership or other ownership interests, by contract or otherwise.
 “Antitrust Authorities” shall mean the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the attorneys general of the several states of the United States and any other Governmental Entity having jurisdiction with respect to the transactions contemplated hereby pursuant to applicable Antitrust Laws.

“Antitrust Laws” shall mean the Sherman Act, 15 U.S.C. §§ 1-7, as amended; the Clayton Act, 15 U.S.C. §§ 12-27, 29 U.S.C. §§ 52-53, as amended; the HSR Act; the Federal Trade Commission Act, 15 U.S.C. § 41-58, as amended; and all other federal, state, foreign or multinational statutes, rules, regulations, Orders, decrees, administrative and judicial doctrines, and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.
“Business Day” shall mean any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in Chicago, Illinois.
“Code” shall mean the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated and the rulings issued thereunder.
“Commission” means the Securities and Exchange Commission.
 “Common Stock” means the common stock of the Company, par value $.01 per share.
“Company SPA” means the Securities Purchase Agreement, dated as of February 3, 2016, among the Company, Media Seller and MWF, as amended, modified and supplemented through this date, by an Amendment No. 1 and the Consulting Agreement.
“Consulting Agreement” means the Consulting Agreement, dated as of December 20, 2017, among the Company, an Affiliate thereof, MWF, Media Seller, and Merrick Ventures LLC, as amended, modified and supplemented through this date.
“Contract” shall mean any contract, agreement, arrangement or understanding, whether written or oral and whether express or implied.
 “End Date” shall have the meaning given to it in Section 8.1(b)(ii).
 “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and revisions thereunder.
“Financing” shall have the meaning given to it in Section 4.9.
 “Governmental Authority” or “Governmental Entity” shall mean any foreign governmental authority, the United States of America, any state of the United States and any political subdivision of any of the foregoing, and any agency, instrumentality, department, commission, board, bureau, central bank, authority, court or other tribunal, in each case whether executive, legislative, judicial, regulatory or administrative, having jurisdiction over any of the Seller Parties the Buyer, the Company, any of the Company’s Subsidiaries or their respective property.
“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Indebtedness” shall mean, as to any Person, without duplication:  (a) all indebtedness (including principal, interest, fees and charges) of such Person for borrowed money or for the deferred purchase price of property or services; (b) any other indebtedness which is evidenced by a promissory note, bond, debenture or similar instrument; (c) any obligation under or in respect of outstanding letters of credit, acceptances and similar obligations created for the account of such Person; (d) all capital lease obligations of such Person; (e) all indebtedness, liabilities, and obligations secured by any Lien on any property owned by such Person even though such Person has not assumed or has not otherwise become liable for the payment of any such indebtedness, liabilities or obligations secured by such Lien; (f) any obligation under or in respect of hedging agreements and (g) all contingent obligations and synthetic indebtedness of such Person.
“Knowledge of Seller Parties” or “Seller Parties’ Knowledge” and language having similar effect, shall mean the actual knowledge after due inquiry of MWF and Skip Landon.
“Knowledge of Buyer Parties” or “Buyer Parties’ Knowledge” and language having similar effect, means the actual knowledge after due inquiry of  John Lynch, Sargent McCormick and Clancy Woods.
“Law” shall mean any statute, law, code, ordinance, rule or regulation of any Governmental Entity.
“Liability” shall mean any direct or indirect liability, Indebtedness, obligation, commitment, claim, guaranty, commitment or endorsement of or by any Person of any type, whether accrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, known or unknown or determined or determinable.
“Lien” shall mean any mortgage, pledge, option, right of first offer or refusal, voting right, proxy, charge, encumbrance, security interest, collateral assignment or other lien or restriction of any kind, whether based on common law, any constitutional, certificate of incorporation or by-law provision, statute or Contract, or otherwise, and shall include, without limitation, reservations, exceptions, encroachments, easements, rights of way, covenants, conditions, restrictions, leases and other title exceptions.
“Order” shall mean any judgment, order, ruling, assessment, award, injunction, decree, writ, permit or license of any Governmental Entity or any arbitrator.
“Per Share Price” shall have the meaning set forth in Section 2.1.
“Person” shall mean any individual, corporation, limited liability company, partnership, trust, unincorporated organization, Governmental Authority or any other form of entity.
“Proceeding” shall mean any action, claim, suit, investigation or proceeding (including, without limitation, a partial proceeding, such as a deposition), whether commenced or threatened in writing.
“Purchase Price” shall have the meaning given to it in Section 2.1.
“Representatives” means, with respect to any Person, the officers, directors, managers, employees, agents, consultants, accountants, advisors, bankers and other representatives of such Person.

 “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Taxes” shall mean all federal, state, county, local, foreign and other taxes (including, without limitation, income, profits, premium, estimated, excise, sales, use, occupancy, gross receipts, franchise, ad valorem, severance, capital levy, production, transfer, withholding, employment, unemployment compensation, payroll-related and property taxes, import duties and other governmental charges and assessments), whether or not measured in whole or in part by net income, and including deficiencies, interest, additions to tax or interest and penalties with respect thereto.
“Transaction” means the sale of Shares by the Seller Parties to Buyer pursuant to this Agreement and the transactions contemplated by this Agreement.
“Transfer Agent” shall mean Computershare Shareholder Services, the Company’s transfer agent.
2. Purchase and Sale of Stock.
2.1 Sale of Shares.  Subject to the terms and conditions of this Agreement, the Buyer agrees to purchase at the Closing, and the Seller Parties agree to sell to the Buyer at the Closing, all of the Shares, for a per Share price equal to $23.00, subject to any adjustments under Section 2.3 (the “Per Share Price”).  The Per Share Purchase Price multiplied by the number of Shares being purchased is referred to as the “Purchase Price.”
2.2 Payment of Purchase Price.  Subject to the terms and conditions of this Agreement, Buyer shall pay or cause to be paid the Purchase Price for the Shares at Closing by wire transfer of immediately available funds in accordance with wire instructions provided by the Seller Parties to the Buyer within three (3) Business Days before the Closing Date.
2.3 Adjustments.
(a) If at any time during the period from the date of this Agreement through the Closing, any change in the issued and outstanding shares of capital stock of the Company shall occur by reason of any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange, readjustment of shares, or similar transaction, or any stock dividend or distribution paid in stock (but for the avoidance of doubt excluding any Shares independently purchased by any Seller Party or any of its Affiliates on or after this date), the Per Share Price and the Purchase Price and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change and preserve the Parties’ agreement regarding pricing, and the Shares shall include all capital stock and Company securities owned of record or beneficially by the Seller Parties and their Affiliates after giving effect to any such change.
(b) Each of the Seller Parties hereby assigns to the Buyer all of its or his rights to any dividends in cash or other property (other than capital stock of the Company that results in an adjustment to the Per Share Price as set forth in Section 2.3(a)) paid, payable, provided or to be provided, with a record date at any time after the date of this Agreement and on or prior to the

Closing, and if any such dividends are paid or provided to or for the benefit of any Seller Party, whether before or after Closing, such Seller Party shall hold such dividends in trust for the Buyer and, without deduction or setoff, pay and provide them to Buyer at Closing or the amount of such dividends paid or to be paid shall be set off against and reduce, on a dollar for dollar basis, the Per Share Price payable to that Seller Party and the Purchase Price.
(c) If any merger, consolidation or other similar transaction with other Person(s) affecting the Shares is consummated by the Company on or prior to the Closing, the Seller Parties shall pay and provide or cause to be paid and provided to the Buyer, at the Closing, without deduction or setoff, all of the cash, property and other proceeds of any kind received on account of the Shares from such transaction, and if not so paid or provided to Buyer, without limiting Buyer’s rights or remedies, the amount of such proceeds shall be set off against and reduce, on a dollar for dollar basis, the Per Share Price and the Purchase Price payable to the applicable Seller Parties.
2.4 Withholding Rights.  The Buyer shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Section 2 such amounts as may be required to be deducted and withheld with respect to the making of such payment under any Tax Laws. To the extent that amounts are so deducted and withheld by the Buyer, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person.
2.5 Closing.  Unless this Agreement shall have been terminated and the Transaction shall have been abandoned pursuant to Section 8, and subject to the satisfaction or waiver of all of the conditions set forth in Section 5, the closing of the Transaction (the “Closing”) shall be effected by facsimile or other electronic exchange of documentation, and shall take place at 1:00 p.m. at the offices of Bryan Cave LLP, 161 North Clark Street, Suite 4300, Chicago, IL  60601-3315, as soon as practicable, but in any event within five (5) Business Days after the last of the conditions set forth in Section 5 is satisfied or waived, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions, or at such other date, time or place as the Parties shall agree in writing. The date when Closing occurs is herein referred to as the “Closing Date”.
2.6 Closing Deliveries. At the Closing:
(a) the Seller Parties shall deliver, or cause to be delivered, to the Buyer:
(i)	evidence from the Transfer Agent of the transfer of the Shares to the name of the Buyer or its designee by book entry on the stock ledger of the Company;
(ii)
a certificate signed by MWF and an authorized officer of the Seller Parties that are dated as of the Closing Date, to the effect that the conditions set forth in Sections 5.2(a) and (b) have been satisfied; and

(iii)	all documents and instruments required to be delivered on or prior to Closing under Section 6.1 or 6.3(b), as applicable.
(b) The Buyer shall deliver, or cause to be delivered, to or for the benefit of the applicable Seller Parties, the Purchase Price in accordance with Section 2.2.

3. Representations and Warranties of the Seller Parties.  Seller Parties, on a joint and several basis, hereby represent and warrant to the Buyer as of the date of this Agreement and as of the Closing Date as follows:
3.1 Ownership.  As of the date hereof, the Seller Parties own a total of 9,071,529 Shares, all of which are not subject to any Lien or other encumbrance.  The Shares are unrestricted, fully vested and owned by the Seller Parties in the amounts set forth on Schedule 3.1. No Affiliates of any of the Seller Parties (except the Seller Parties, as set forth on Schedule 3.1) own or have rights to any Common Stock or other Company securities.
3.2 Organization, Good Standing and Qualification.  Each of Media Seller and Venture Seller is duly organized, validly existing and in good standing under the Laws of the state of its formation, and has all limited liability company power and authority to own its properties and conduct its business as presently conducted. True and accurate copies of Media Seller’s and Venture Seller’s certificate of formation and operating agreement, as amended and in effect, have been provided by Seller Parties to Buyer.
3.3 Authorization; Enforceable Agreement.  The Seller Parties have full right, power, authority and capacity to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.  All limited liability company and individual action on the part of the Seller Parties necessary for the authorization, execution, and delivery of this Agreement, the performance of all obligations of the Seller Parties hereunder, and the authorization, sale, and delivery of the Shares being sold hereunder has been taken, and this Agreement, when executed and delivered by the Seller Parties, assuming due authorization, execution and delivery by the Buyer, as applicable, constitutes and will constitute valid and legally binding obligations of the Seller Parties, enforceable in accordance with its terms, subject to:  (i) Laws limiting the availability of specific performance, injunctive relief, and other equitable remedies; (ii) bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect generally relating to or affecting creditors’ rights; and (iii) limitations on the enforceability of the indemnification provisions contained herein (the “Enforceability Exceptions”).
3.4 No Standstill Agreement.  The sale of the Shares is not subject to any preemptive rights or rights of first offer or refusal or voting or other obligations or restrictions under any Contract to which any Seller Party is a party or bound, and all agreements contained in Section 9.1, 9.3, 10.2, 10.3, 10.4(a), and 10.5 of the Company SPA (as such provisions have been amended pursuant to Section 5 and 6 of the Consulting Agreement) have been terminated.
3.5 Litigation.  There is no action, suit, claim, Proceeding, inquiry or investigation, before or by any court, public board, government agency, self-regulatory organization or body pending or, to the Seller Parties’ Knowledge, threatened against the Seller Parties that could reasonably be expected to adversely affect the ability of the Seller Parties to consummate the Transaction, or that could reasonably be expected to prevent, impede, hinder, delay, make illegal, impose limitations or conditions on, or otherwise interfere with, the Transaction.
3.6 Governmental Consents.  No consent, approval, order, or authorization of, or registration, qualification, declaration, or filing with, any Governmental Authority is required in connection with the sale of the Shares or the consummation of Transaction, except for the following:  (a) the compliance with Federal and other applicable state securities Laws and the HSR Act, which compliance will have occurred within the appropriate time periods therefor; and (b) the filing with the Commission of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement. Assuming that the representations of the Buyer set forth in Section 4 below are true and correct, the sale of the Shares in conformity with the terms of this Agreement are exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), and all applicable state securities Laws, and neither the Seller Parties nor any authorized agent acting on their behalf will take any action hereafter that would cause the loss of such exemptions.
3.7 Valid Sale of Shares; Title.  Upon the transfer of the Shares to the Buyer in accordance with terms of this Agreement, the Buyer will have good and valid title to the Shares, free of restrictions on transfer and Liens, or other encumbrances, other than restrictions under applicable state and federal securities Laws.
3.8 Non-Contravention.  The execution, delivery, and performance of and compliance with this Agreement and the sale of the Shares and the Transaction will not (a) conflict with or violate any provision of any of the Seller Parties’ limited liability company agreements or other governing documents, (b) conflict with or violate any applicable Law (which conflict or violation would be material to the Seller Parties) or any applicable judgment, order or decree of any Governmental Authority, or (c) conflict with or result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right to termination, acceleration or cancellation or increase in Liabilities under any material Contract to which any of the Seller Parties is a Party or result in the creation of any material Lien upon any of the properties or assets of any of the Seller Parties, or the suspension, revocation, impairment or forfeiture of any material permit, license, authorization, or approval applicable to any of the Seller Parties, its business or operations, or any of its material assets or properties.
3.9 Brokers.  No agent, broker or Person acting on behalf of the Seller Parties is entitled to any fee, commission, broker’s or finder’s fee in connection with this Agreement or the Transaction.
4. Representations and Warranties of the Buyer.  The Buyer hereby represents and warrants to the Seller Parties that, as of the date hereof and as of the Closing:
4.1 Private Transaction.
(a) The Buyer is (i) an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act; (ii) aware that the sale of the Shares to it is being made in reliance on a private placement exemption from registration under the Securities Act and (iii) acquiring the Shares for its own account.  Neither the Buyer nor any of its Affiliates is a “material competitor” of the Company within the meaning of Section 10.4 of the Company SPA.

(b) The Buyer understands and agrees that the Shares are being sold in a transaction not involving any public offering within the meaning of the Securities Act.  The Buyer is purchasing the Shares to be sold, transferred and assigned to it hereunder for its own account and for investment purposes and not with a view toward, or for sale in connection with, any distribution thereof in violation of the registration requirements of the Securities Act.  The Buyer understands and acknowledges that such Shares have not been and, except as contemplated in this Agreement, will not be registered under the Securities Act and that such Shares may be offered, resold, pledged or otherwise transferred only (i) in a transaction not involving a public offering, (ii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available), (iii) pursuant to an effective registration statement under the Securities Act, or (iv) to the Company or one of its Subsidiaries, in each of cases (i) through (iv) in accordance with any applicable securities Laws of any State of the United States, and that it will notify any subsequent purchaser of Shares from it of the resale restrictions referred to above, as applicable.
(c) The Buyer understands that, unless sold pursuant to a registration statement that has been declared effective under the Securities Act or in compliance with Rule 144 thereunder, the Company may require that the Shares will bear a legend or other restriction substantially to the following effect (it being agreed that if the Shares are not certificated, other appropriate restrictions shall be implemented to give effect to the following):
“THE SECURITIES EVIDENCED HEREBY WERE ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. THE HOLDER OF SUCH SECURITIES AGREES FOR THE BENEFIT OF THE COMPANY THAT (A) SUCH SECURITIES MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) IN A TRANSACTION NOT INVOLVING A PUBLIC OFFERING, (II) PURSUANT TO ANY OTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, INCLUDING RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (III) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (IV) TO THE COMPANY OR ANY OF ITS SUBSIDIARIES, IN EACH OF CASES (I) THROUGH (IV) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND (B) THE HOLDER WILL NOTIFY ANY SUBSEQUENT PURCHASER OF SUCH SECURITIES FROM IT OF THE RESALE RESTRICTIONS REFERRED TO ABOVE.”
(d) The Buyer, either alone or together with its Representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, and has so evaluated the merits and risks of such investment. The Buyer understands that the Buyer must bear the economic risk of this investment in the Shares indefinitely, and is able to bear such risk and is able to afford a complete loss of such investment.
4.2 Organization.  The Buyer is duly organized, validly existing and in good standing as a limited liability company under the Laws of the State of Delaware.
4.3 Power and Authority.  Buyer has full right, power, authority and capacity as a limited liability company to execute, deliver and perform its obligations under this Agreement and to consummate the Transaction and, except in connection with the Financing, has taken all necessary action to authorize the execution, delivery and performance hereof.
4.4 Authorization; Enforceability.  The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of the Buyer, and this Agreement has been duly executed and delivered by the Buyer and, assuming due authorization, execution and delivery of this Agreement by the Seller Parties, as applicable, this Agreement constitutes a valid and binding obligation of the Buyer, enforceable against it in accordance with its terms, except to the extent that the enforcement thereof may be limited by the Enforceability Exceptions.
4.5 No Default or Violation.  The execution, delivery, and performance of and compliance with this Agreement will not (a) result in any default or violation of the operating agreement or any other governance documents of or applicable to the Buyer, (b) result in any default or violation of any agreement relating to any material Indebtedness of the Buyer or under any material mortgage, deed of trust, security agreement or lease to which it is a party or in any default or violation of any material judgment, order or decree of any Governmental Authority, or (c) be in conflict with or constitute, with or without the passage of time or giving of notice, a default under any such provision, require any consent or waiver under any such provision, or result in the creation of any Lien upon any of the material properties or assets of the Buyer pursuant to any such provision, or the suspension, revocation, impairment or forfeiture of any material permit, license, authorization, or approval applicable to the Buyer, or any of its material businesses or operations, assets or properties pursuant to any such provision; except, in the case of clauses (b) and (c), for such defaults, violations or conflicts, consents, waivers, Liens, suspensions, revocations, impairments or forfeitures that would not reasonably be expected to have a material adverse effect on the ability of the Buyer to consummate the Transaction.
4.6 Legal Proceedings; Orders. There is no action, suit, claim, or Proceeding pending or, to the Knowledge of Buyer, threatened against Buyer that (a) could reasonably be expected to adversely affect the ability of the Buyer to consummate the Transaction, or (b) could reasonably be expected to prevent, impede, hinder, delay, make illegal, impose limitations or conditions on, or otherwise interfere with, the Transaction.
4.7 Consents and Approvals.  Assuming all filings required under the Antitrust Laws are made and any waiting periods thereunder have been terminated or expired, no consent of or filing with any Governmental Entity or any other third party is necessary or required by or with respect to Buyer in connection with the execution and delivery of this Agreement by Buyer or the consummation by Buyer of the Transaction, except for the consents or filings identified on Schedule 4.7.

4.8 Broker’s or Finder’s Fee.  No agent, broker or Person acting on behalf of Buyer is, or shall be, entitled to any fee, commission or broker’s or finder’s fees in connection with this Agreement or the Transaction, except as set forth in Schedule 4.8.
4.9 Financial Capability.  Buyer has, or at the Closing will have upon the receipt of equity and/or debt financing from third parties (the “Financing”), sufficient financial resources available to consummate the transactions contemplated by, and to perform its obligations under, this Agreement (including the payment of the Purchase Price).
4.10 Independent Investigation; Company Information.  (a) Buyer has made its own inquiry and investigation into, and based thereon, has formed an independent judgment concerning, the Shares, the Company and its subsidiaries and the Transaction, and has been furnished with, or given adequate access to, such information about the Shares, the Company and its subsidiaries as it has requested (including the information publicly filed by the Company with the Securities and Exchange Commission).  In making its decision to execute and deliver this Agreement and to consummate the Transaction, Buyer has independently investigated the Company’s and its subsidiaries’ business operations, assets, liabilities, results of operations and financial condition.
(b) The Buyer understands that the Company is a publicly reporting company subject to the reporting requirements of Section 13 of the Exchange Act and its reports, including on form 10-K, 10-Q and 8-K, are available on the website of the Securities and Exchange Commission (the “Commission”).  The Buyer acknowledges that the Shares have been offered to it in direct communication between the Buyer and the Seller Parties and not through any advertisement or general solicitation of any kind.  The Buyer acknowledges that the Seller Parties may be, and the Buyer is proceeding on the assumption that the Seller Parties may be, in possession of material, non-public information concerning the Company (the “Information”) which is not or may not be known to the Buyer and that the Seller Parties have not disclosed to the Buyer.  The Buyer is voluntarily assuming all risks associated with the purchase of the Shares and expressly warrants and represents (i) the Seller Parties have not made, and the Buyer disclaims the existence of or its reliance on, any representation by the Seller Parties or their Affiliates concerning the Company or the Shares (except as set forth in Article 3) and (ii) (except as set forth in Article 3) the Buyer is not relying on any disclosure or non-disclosure made or not made, or the completeness thereof, in connection with or arising out of the purchase of the Shares, and therefore (except if arising out of a breach by Seller Parties of this Agreement) has no claims against the Seller Parties with respect thereto.  If any such claim may exist, the Buyer, recognizing its disclaimer of reliance and the Seller Parties’ reliance on such disclaimer as a condition to entering into this transaction, covenants and agrees (except if arising out of a breach by Seller Parties of this Agreement) not to assert it against the Seller Parties or any of their officers, directors, shareholders, partners, representatives, agents, advisors or Affiliates.  Without limiting claims or liability arising out of a breach by Seller Parties of this Agreement, the Seller Parties shall have no liability, and the Buyer waives and releases any such claim that it might have against the Seller Parties or their officers, directors, shareholders, partners, representatives, agents, advisors and Affiliates whether under applicable securities law or otherwise, based on the Seller Parties’ knowledge, possession or non-disclosure to the Buyer of the Information.

4.11 No Other Representations.  Buyer hereby acknowledges that the Seller Parties make no representation or warranty with respect to the Company, its subsidiaries or the Purchased Shares except as set forth in this Agreement.
5. Conditions.
5.1 Conditions to the Obligations of Each Party.  The respective obligations of Buyer and the Seller Parties to consummate the Transaction are subject to the satisfaction or waiver by Buyer and the Seller Parties, at or before the Closing Date, of each of the following conditions:
(a) Injunctions: Illegality.  No court or other Governmental Entity shall have issued, enacted, entered, promulgated or enforced any Law or Order (that is final and non-appealable and that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the Transaction or making it illegal.
5.2 Conditions to the Buyer’s Obligations at Closing.  The obligation of the Buyer to purchase the Shares at the Closing is subject to the fulfillment (or waiver by the Buyer) on or before the Closing Date of each of the following conditions:
(a) Representations and Warranties.  The representations and warranties of the Seller Parties contained in Section 3 shall be true and correct as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (other than such representations and warranties that by their terms speak as of a certain date, which shall be true and correct as of such certain date), except where the failure to be so true and correct without giving effect to any qualifications and limitations as to “materiality” set forth therein, individually or in the aggregate, would not have a material adverse effect on the Seller Parties’ ability to perform their obligations hereunder or sell the Shares to Buyer under this Agreement.
(b) Performance.  The Seller Parties shall have performed and complied in all material respects with all agreements, obligations, and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, Seller Parties shall have performed such agreements, covenants and conditions, as so qualified, in all respects.
5.3 Conditions to the Seller Parties Obligations at Closing.  The obligations of the Seller Parties to the Buyer under this Agreement are subject to the fulfillment (or waiver by the Seller Parties) on or before the Closing of each of the following conditions:
(a) Representations and Warranties.  The representations and warranties of the Buyer contained in contained in Section 4 shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that by their terms speak as of a certain date, which shall continue to be true and correct as of such certain date), except where the failure to be so true or correct without giving effect to any qualifications or limitations as to “materiality” set forth therein, individually or in the aggregate would not have a material adverse effect on Buyer’s obligation to perform its obligations hereunder or buy the Shares under this Agreement.

(b) Performance.  The Buyer shall have performed and complied in all material respects with all material agreements, obligations, and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.
6. Covenants.
6.1 Efforts and Cooperation.  Upon the terms and subject to the conditions set forth in this Agreement, the Parties shall each use their commercially reasonable efforts to promptly (i) take, or to cause to be taken, all actions, and to do, or to cause to be done, and to assist and cooperate with the other Parties in doing all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement; (ii) obtain from any Governmental Authority and/or other third parties any actions, non-actions, clearances, waivers, consents, approvals, permits or orders required to be obtained in connection with the authorization, execution, delivery and performance of this Agreement and the consummation of the Transaction; and (iii) execute and deliver any additional instruments necessary to consummate the Transaction.
6.2 Antitrust Laws.
(a) Buyer shall:  (i) as promptly as reasonably practicable but in no event later than the fifth (5th) Business Day following the date hereof, to the extent requested in writing by the Seller Parties or otherwise deemed to be required by Buyer, take all actions necessary to file or cause to be filed any Notification and Report required of it or any of its Affiliates under the HSR Act in connection with this Agreement and the Transaction, which Notification and Report shall include a request for early termination of the applicable waiting period under the HSR Act; (ii) as promptly as reasonably practicable following the date hereof, take all actions necessary to file or cause to be filed any filings required of it or any of its Affiliates under any other applicable Antitrust Laws in connection with this Agreement and the Transaction; (iii) use reasonable best efforts to take all actions necessary to obtain the required consents from Antitrust Authorities, including the expiration or early termination of the waiting period under the HSR Act, if applicable, and under any other Antitrust Law, as promptly as reasonably practicable; (iv) at the earliest practicable date comply with any formal or informal request for additional information or documentary material received by it or any of its Affiliates from any Antitrust Authority; and (v) consult and cooperate with the Seller Parties, and consider in good faith the views of the Seller Parties, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to any Antitrust Laws.  The Seller Parties shall (x)  as promptly as practicable following the date hereof, take all actions necessary to file or cause to be filed any filings required of it or any of its Affiliates under any other applicable Antitrust Laws in connection with this Agreement and the Transaction (other than under the HSR Act); and (y) consult and cooperate with Buyer, and consider in good faith the views of Buyer, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to any Antitrust Laws.  Each of Buyer and the Seller Parties will promptly notify outside counsel for the other parties hereto of any written communication made to or received by either Buyer and/or the Seller Parties, as the case may be, from any Antitrust Authority regarding the Transaction, and, subject to applicable Law, if practicable, permit outside counsel for the other parties hereto to review in advance any proposed written communication to any such Antitrust Authority and incorporate the other parties’ reasonable comments, not agree to participate in any substantive meeting or discussion with any such Antitrust Authority in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated hereby unless, to the extent reasonably practicable, it consults with outside counsel for the other parties hereto in advance and, to the extent permitted by such Antitrust Authority, gives outside counsel for the other Parties the opportunity to attend, and furnish outside counsel for the other Parties with copies of all correspondence, filings and written communications between them and their Affiliates and their respective Representatives on one hand and any such Antitrust Authority or its respective staff on the other hand, with respect to this Agreement and the transactions contemplated hereby.
(b) Buyer shall be solely responsible for the payment of all filing fees under the HSR Act and under any such other laws or regulations, including any other Antitrust Laws, applicable to the Transaction.
6.3 New Shares; Pledges; Voting.
(a) Until the earlier of the Closing or termination of this Agreement pursuant to Section 8.1, Seller Parties shall not, directly or indirectly, (i) acquire or permit any of their respective Affiliates to acquire, or enter into any Contract to acquire, or permit any of its Affiliates to enter into any Contract to acquire, any capital stock or equity securities of the Company or any interests exercisable or convertible into any such capital stock or equity securities, or (ii) transfer, tender, permit or consent to any Lien with respect to, or otherwise encumber or dispose of any of the Shares or enter into any Contract relating to any of the foregoing.
(b) For good and valuable consideration, the receipt of which is hereby acknowledged, each of the Seller Parties hereby agrees, (i) from this date until the earlier of the Closing Date and the date this Agreement is terminated pursuant to Section 8, not to vote or consent as a stockholder of the Company in respect of the Shares without the prior written consent of the Buyer, which can be withheld for any reason, and (ii) at the Closing, to provide the Buyer, with respect to all votes or consents of stockholders of the Company at or after the Closing with a record date prior to Closing, an irrevocable proxy (which is coupled with an interest) in form and substance reasonably satisfactory to the Buyer, to vote all of the Shares in connection with all such matters requiring a vote or consent of the Company’s stockholders, and with respect to any such votes or consents, the Seller Parties hereby agree that they shall not provide any vote or consent in respect of the Shares without the prior written consent of the Buyer, which can be withheld for any reason.
6.4 Financing.  From and after the date of this Agreement, Buyer shall use its reasonable best efforts to take, or cause to be taken, all appropriate actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange, obtain and consummate the Financing as promptly as reasonably practical in order to close the Transaction.

7. Publicity.  No other written public release or written announcement concerning the purchase of the Shares contemplated hereby shall be issued by any Party without the prior written consent of the other Parties (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Law or the rules or regulations of any securities exchange, in which case the Party required to make the release or announcement shall, to the extent reasonably practicable, allow the other Parties reasonable time to comment on such release or announcement in advance of such issuance.  The provisions of this Section 7 shall not restrict the ability of a Party to summarize or describe the transactions contemplated by this Agreement in any prospectus or similar offering document so long as the other Parties are provided a reasonable opportunity to review such disclosure in advance.
8. Termination and Abandonment.
8.1 Termination.  This Agreement may be terminated and the Transaction may be abandoned, at any time prior to the Closing:
(a) by mutual written consent of MWF, on behalf of the Seller Parties, and Buyer;
(b) by either MWF, on behalf of the Seller Parties, on the one hand, or the Buyer, on the other hand, if:
(i) any court or other Governmental Entity shall have issued, enacted, entered, promulgated or enforced any Law or Order (that is final and non-appealable and has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the Transaction; provided, that the party seeking to terminate pursuant to this Section 8.1(b)(i) shall have complied with its obligations, if any, under Section 5.1 and 5.2 in connection with such Law or Order; or
(ii) the Closing shall not have occurred on or prior to the later of (x) five (5) Business Days after the expiration of any waiting periods under the HSR Act with respect to the Transaction, if applicable, or other applicable waiting period (or any extension thereof), and, (y) May 15, 2018 (the “End Date”) (or such later date as may be mutually agreed in writing by MWF and the Buyer); provided, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any Party whose actions in breach of this Agreement or failure to take action in breach of this Agreement has been the principal cause of or principally resulted in any of the conditions set forth in Section 5 having failed to be satisfied prior to such date;
(c) by MWF, on behalf of the Seller Parties, if (i) there shall occur a breach of any of the representations or warranties of Buyer in Section 4 herein, which breach would cause the failure of any condition precedent set forth in Section 5.3(a), or (ii) there shall be a breach by Buyer of any covenant or agreement in this Agreement that would result in the failure of a condition set forth in Section 5.3(b), in either case, which is not curable or, if curable, is not cured upon the occurrence of the earlier of (x) the twentieth (20th) day after written notice thereof is given by MWF to Buyer and (y) the day that is three (3) Business Days prior to the

End Date; provided, that MWF may not terminate this Agreement pursuant to this Section 8.1(c) if the Seller Parties are in material breach of this Agreement; or
(d) by Buyer, if (i) there shall occur a breach of any of the representations or warranties of the Seller Parties in Section 3 herein, which breach would cause the failure of any condition precedent set forth in Section 5.1 or 5.2 , or (ii) there shall be a breach by the Seller Parties of any covenant or agreement of the Seller Parties in this Agreement that would result in the failure of a condition set forth in Section 5.1 or 5.2, in either case, which is not curable or, if curable, is not cured upon the occurrence of the earlier of (x) the twentieth (20th) day after written notice thereof is given by Buyer to MWF and (y) the day that is three (3) Business Days prior to the End Date; provided, that Buyer may not terminate this Agreement pursuant to this Section 8.1(d) if Buyer is in material breach of this Agreement.
8.2 Effect of Termination.  (a) In the event of the termination of this Agreement pursuant to Section 8.1 by Buyer, on the one hand, or MWF, on the other hand, written notice thereof shall forthwith be given to the other Parties hereto specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be terminated and become void and have no effect, and there shall be no Liability hereunder on the part of Buyer or the Seller Parties, except that this Section 8.2 and Section 9.9 shall survive any termination of this Agreement.  Nothing in this Section 8.2 shall (except to the extent set forth in Sections 8.2(b) and (c)) (i) relieve or release any party to this Agreement of any damages arising out of such Party’s intentional or willful breach of any provision of this Agreement or (ii) impair the right of any Party hereto to compel specific performance by the other Party or Parties, as the case may be, of their respective obligations under this Agreement.
(b) In the event of termination of this Agreement pursuant to Section 8.1 by MWF and the deliverables and conditions set forth in Sections 2.6(a), 5.1 and 5.2 have been satisfied or are reasonably capable of being satisfied if the Closing were to occur on or before the End Date, the Parties agree that Seller Parties shall have suffered a loss and value of an incalculable nature and amount, unrecoverable in law, and Buyer shall pay to Seller Parties a fee of $1,000,000 (the "Buyer Termination Fee"), it being understood that in no event shall Buyer be required to pay the Buyer Termination Fee on more than one occasion. The Buyer Termination Fee shall be payable in immediately available funds by wire transfer no later than five (5) Business Days after such termination.
(c) Notwithstanding anything to the contrary in this Agreement, Seller Parties’ right to receive payment of the Buyer Termination Fee pursuant to Section 8.2(b) shall be the sole and exclusive remedy of Seller Parties or any of their Affiliates against Buyer or any of its Affiliates or any of their respective stockholders, partners, members or Representatives for any and all losses that may be suffered based upon, resulting from or arising out of such a termination based upon the failure of Buyer to obtain financing sufficient to close the Transaction by the End Date, and upon payment of the Buyer Termination Fee in accordance with this Section 8.2, none of the Buyer or any of its Affiliates or any of their respective stockholders, partners, members or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transaction.

9. Miscellaneous.
9.1 Governing Law.  This Agreement shall be governed in all respects by the Laws of the State of Illinois without regard to choice of laws or conflict of laws provisions thereof that would require the application of the Laws of any other jurisdiction.
9.2 Submission to Jurisdiction; Venue; Waiver of Trial by Jury.  Each of the Parties irrevocably submits to the exclusive jurisdiction of any United States Federal court sitting in Cook County, Illinois, over any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby (or, solely to the extent that no such United States Federal court has jurisdiction over such Proceeding, to the exclusive jurisdiction of any Illinois State court sitting in Cook County, Illinois, with respect thereto).  Each of the Parties irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of any such Proceeding brought in such a court and any claim that any such Proceeding brought in such a court has been brought in an inconvenient forum.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH IN THIS SECTION.
9.3 Enforcement of Agreement.
(a) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Federal court sitting in Cook County, Illinois (or, solely to the extent that no such Federal court has jurisdiction over such Proceeding, in any Illinois State court sitting in Cook County, Illinois), this being in addition to any other remedy to which they are entitled at law or in equity.  Additionally, each Party irrevocably waives any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor.

9.4 Successors and Assigns.  Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the Parties.
9.5 No Third Party Beneficiaries.  Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any Person (other than the Parties) any rights, remedies, obligations or Liabilities under or by reason of this Agreement, and no Person that is not a party to this Agreement (including without limitation any partner, member, stockholder, director, officer, employee or other beneficial owner of any Party, in its own capacity as such or in bringing a derivative action on behalf of a Party) shall have any standing as a third party beneficiary with respect to this Agreement or the transactions contemplated hereby.
9.6 Entire Agreement.  This Agreement, together with all exhibits and disclosure letters hereto, and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement among the Parties with regard to the subjects hereof and thereof and supersede all prior agreements and understandings between the Parties with respect thereto, other than the Confidentiality Agreement, by and among the Parties.
9.7 Notices, Etc.  Except as otherwise provided in this Agreement, all notices, requests, claims, demands, waivers and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, return receipt requested, facsimiled, emailed or delivered by hand or by messenger, addressed:
(a)        if to the Buyer, to:
McCormick Media, LLC
c/o Harvester Trust
332 S. Michigan Avenue, Suite 1032
Chicago, IL  60604
Attention:  Sargent McCormick
Facsimile No.:
Email: sargent@harvestertrust.com
With a copy to:
Bryan Cave Leighton Paisner LLP
161 N. Clark Street, Suite 4300
Chicago, IL  60601
Attention:  Gregory Hummel
Facsimile No.: (312) 602-5050
Email:  Gregory.hummel@bclplaw.com

(b)        if to Seller Parties, to:
Merrick Ventures, LLC
180 N. Stetson Avenue
Suite 3500
Chicago, IL 60601
Attention: Chairman and CEO
Facsimile No.: (312) 994-9480
Email: legal@merrickventures.com
With a copy to:
Vedder Price P.C.
222 North LaSalle Street
Chicago, Illinois 60601
Attention:  Michael A. Nemeroff
Facsimile No.: (312) 609-5005
Email:  mnemeroff@vedderprice.com
or in any such case to such other address, facsimile number or email address as a Party may, from time to time, designate in a written notice given in a like manner.  If notice is provided by mail, it shall be deemed to be delivered 2 business days after proper deposit in a mailbox; if notice is delivered by hand, messenger or overnight courier service, it shall be deemed to be delivered upon actual delivery; and if notice is delivered by facsimile or email, it shall be deemed to be delivered upon actual receipt by the recipient as evidenced by electronic or other means.
9.8 Delays or Omissions.  No delay or omission to exercise any right, power, or remedy accruing to any Party upon any breach or default of another Party under this Agreement shall impair any such right, power, or remedy of such Party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.  Any waiver, permit, consent, or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing or as provided in this Agreement.  All remedies, either under this Agreement or by Law or otherwise afforded to any Party, shall be cumulative and not alternative.
9.9 Expenses.  The Parties shall bear their own expenses and legal fees incurred on their behalf with respect to this Agreement and the transactions contemplated hereby.
9.10          Amendments and Waivers.  Any provision of this Agreement may be waived only by a written instrument signed by the Party so waiving such covenant or other provision, and this Agreement may be amended only by a written instrument duly executed by, the Buyer and MWF, on behalf of the Seller Parties.

9.11 Counterparts.  This Agreement may be executed in any number of counterparts and signatures may be delivered by facsimile or in electronic format (i.e., ".pdf"), each of which may be executed by less than all Parties, each of which shall be enforceable against the Parties actually executing such counterparts, and all of which together shall constitute one instrument.
9.12 Severability.  If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement and the balance of this Agreement shall be enforceable in accordance with its terms.
9.13 Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.
9.14 Joint and Several Liability.  All obligations of the Seller Parties or any of them under this Agreement shall be the joint and several obligations of the Seller Parties.
9.15 Non-Parties Not Liable.  No Person other than the Parties to this Agreement shall have any Liability to the Parties in connection with the sale of the Shares.
9.16 Rules of Construction.  The following provisions shall be applied where appropriate herein:  (a) “herein,” “hereby,” “hereunder,” “hereof” and other equivalent words shall refer to this Agreement as an entirety and not solely to the particular portion of this Agreement in which any such word is used; (b) all definitions set forth herein shall be deemed applicable whether the words defined are used herein in the singular or the plural; (c) wherever used herein, any pronoun or pronouns shall be deemed to include both the singular and plural and to cover all genders; (d) neither this Agreement nor any other agreement, document or instrument referred to herein or executed and delivered in connection herewith shall be construed against any party as the principal draftsperson hereof or thereof; (e) all references or citations in this Agreement to statutes or regulations or statutory or regulatory provisions shall generally be considered citations to such statutes, regulations or provisions as in effect on the date hereof, except that when the context otherwise requires, such references shall be considered citations to such statutes, regulations or provisions as in effect from time to time, including any successor statutes, regulations or provisions directly or indirectly superseding such statutes, regulations or provisions; (f) any references herein to a particular section, article, exhibit or schedule means a section or article of, or an exhibit or schedule to, this Agreement unless another agreement is specified; (g) the exhibits and schedules attached hereto are incorporated herein by reference and shall be considered part of this Agreement; (h) the words “including” and “include” and other words of similar import shall be deemed to be followed by the phrase “without limitation” and shall not be limited by any enumeration or otherwise; and (i) the symbol “$” and word “Dollars” shall mean dollars of the United States of America.  Each of the Seller Parties hereby authorize MWF to act on their behalf under or in connection with this Agreement, and Buyer is hereby authorized to rely on such authorization.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.
MCCORMICK MEDIA LLC By: /s/ Sargent McCormick_____________ Name: Sargent McCormick Title: Manager
MERRICK VENTURE MANAGEMENT, LLC By: /s/ Michael W. Ferro, Jr. Name: Michael W. Ferro, Jr. Title: Manager
MERRICK MEDIA, LLC By: Merrick Venture Management, LLC By: /s/ Michael W. Ferro, Jr. Name: Michael W. Ferro, Jr. Title: Manager
_/s/ Michael W. Ferro, Jr._______________ Michael W. Ferro, Jr.
[Signature Page to Securities Purchase Agreement]

Schedule 3.1

	Owner	Shares	How Held
1.	Merrick Media, LLC	5,220,000	Held at the Transfer Agent
2.	Merrick Venture Management, LLC	3,827,788	Held in street name at Merrill Lynch
3.	Michael W. Ferro, Jr.	23,741	Held in e-trade account
		9,071,529 (Total)

Schedule 4.7

Consents and filings in connection with the Financing.

Schedule 4.8

None.